SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF A FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
May 31, 2007

ASML Holding N.V.
De Run 6501
5504 DR Veldhoven
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If ''Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibits
99.1	“ASML Announces Plan to Optimize Capital Structure: Capital Repayment and Reverse Stock Split,” press release dated May 31, 2007
99.2	“ASML Announces Plan to Optimize Capital Structure: Eurobond Issue Followed by Capital Repayment and Reverse Stock Split,” press release dated May 31, 2007
99.3	“Adjustment of Conversion Price of 5-1/2% Convertible Subordinated Notes due 2010 (the “Notes”) as a result of the Capital Repayment and Reverse Stock Split,” announcement dated May 31, 2007

     “Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product demand and industry capacity, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, shareholder approval of the capital repayment and other risks indicated in filings with the U.S. Securities and Exchange Commission.

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASML HOLDING N.V. (Registrant)
Date: May 31, 2007	By:	/s/ Peter T.F.M. Wennink
Peter T.F.M. Wennink
Executive Vice President and Chief Financial Officer

Exhibit 99.1
ASML Announces Plan to Optimize Capital Structure:
Capital Repayment and Reverse Stock Split
VELDHOVEN, the Netherlands, May 31, 2007 – ASML Holding NV (ASML) today announced that it will further optimize its capital structure through a return of approximately EUR 960 million to shareholders in combination with a reverse stock split.
“ASML has clearly shown its ability to be profitable throughout industry cycles and generate cash above its operational needs,” said Peter Wennink, Chief Financial Officer of ASML. “We are committed to return excess cash to our shareholders and to regularly review the efficiency of our capital structure. We have concluded that our debt-to-equity ratio could be further optimized and have undertaken initiatives to address that issue. We feel that the capital repayment combined with a reverse stock split will allow us to create additional value for our shareholders. “
ASML believes that, within the current Dutch regulatory tax environment, the most efficient method to return cash to shareholders is through a capital repayment. This capital repayment will be effected by paying a total cash distribution of approximately EUR 960 million to the shareholders as repayment of capital of EUR 2.04 per share, and will be combined with a subsequent reduction of the number of outstanding ordinary shares by 11% through a 8 for 9 reverse share split.
An extraordinary general meeting of shareholders will be held on July 17, 2007 (the “EGM”) to vote on the proposed capital repayment and share reduction plan. ASML has set a record date of June 18, 2007 for participation at the EGM. Convocation of the EGM and distribution of all relevant materials is expected to be on or about June 14, 2007.
At this meeting, ASML will propose:
—	Conversion of EUR 2.10 per ordinary share of the share premium reserve into nominal ordinary share capital;
—	Reduction of the adjusted nominal value of each ordinary share through a distribution of a cash amount of EUR 2.04 per ordinary share; and
—	Consolidation of all outstanding ordinary shares at a ratio of 8 for 9, which will then have a nominal value of EUR 0.09.

Subject to shareholder approval and the amendment of ASML’s articles of association, it is expected that the capital repayment and the share reduction plan will be executed before the end of September 2007.
Investor and Media Call
A conference call for investors, media and other interested parties will be hosted by CFO Peter Wennink at on May 31, 15:00 PM Central European Time / 09:00 AM Eastern U.S. time. Dial-in numbers are: in the Netherlands +31 205315871 and the US +1 706 6790473. The call can be listened to via ASML.com.
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. For more information, visit the web site www.asml.com

Forward Looking Statements
“Safe Harbor” Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, shareholder approval of the capital repayment and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.
#####
This press release is not an offer for sale of, or a solicitation to purchase or subscribe for, any securities in the United States. The bonds discussed in this press release have not been, and will not be registered under the U.S. Securities Act 1933, and may not be offered or sold in the United States absent registration or an exemption from registration thereunder.
Media Relations Contacts
Angelique Paulussen – Corporate Communications – +31 40 268 6572 – Veldhoven, the Netherlands
Investor Relations Contacts
Craig DeYoung – Investor Relations – +1 408 383 4005 – Tempe, Arizona
Franki D’Hoore – Investor Relations – +31 40 268 6494 – Veldhoven, the Netherlands

Exhibit 99.2
FINAL
ASML Announces Plan to Optimize Capital Structure:
Eurobond Issue Followed by Capital Repayment and Reverse Stock Split
VELDHOVEN, the Netherlands, May 31, 2007 – ASML Holding NV (ASML) today announced that it will further optimize its capital structure through an inaugural Eurobond benchmark issue. The proceeds will be used to fund part of approximately EUR 960 million that will be returned to the shareholders in combination with a reverse stock split.
The intended offering in the Eurobond market of a benchmark-size Euro denominated issue is expected to take place in the coming weeks subject to market conditions. The notes will only be offered to institutional investors outside the United States in reliance on Regulation S under the US Securities Act of 1933, and are expected to be listed on the Euro MTF market of the Luxembourg Stock Exchange.
About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. For more information, visit the web site www.asml.com
#####

This press release is not an offer for sale of, or a solicitation to purchase or subscribe for, any securities in the United States. The bonds discussed in this press release have not been, and will not be registered under the U.S. Securities Act 1933, and may not be offered or sold in the United States absent registration or an exemption from registration thereunder.
Media Relations Contacts
Angelique Paulussen – Corporate Communications – +31 40 268 6572 – Veldhoven, the Netherlands
Investor Relations Contacts
Craig DeYoung – Investor Relations – +1 408 383 4005 – Tempe, Arizona
Franki D’Hoore – Investor Relations – +31 40 268 6494 – Veldhoven, the Netherlands

Exhibit 99.3

May 31, 2007
ASML Holding N.V.
Adjustment of Conversion Price of 5-1/2% Convertible Subordinated Notes due 2010
(the “Notes”) as a result of the Capital Repayment and Reverse Stock Split announced on May 31, 2007
On May 31, 2007, ASML Holding NV (ASML) announced that it intends to return approximately EUR 960 million to holders of its ordinary shares through a capital repayment. This capital repayment will be effected by paying a total cash distribution of approximately EUR 960 million to the shareholders as repayment of capital of EUR 2.04 per share. Following the capital repayment, ASML will implement a reduction of the number of outstanding ordinary shares by 11% through an 8 for 9 reverse stock split.
Overview of the Capital Repayment
The capital repayment involves the following steps:
•	Conversion of EUR 2.10 per ordinary share of the share premium reserve into nominal ordinary share capital; and
•	Reduction of the adjusted nominal value of each ordinary share capital through a distribution of cash in an amount of EUR 2.04 per ordinary share.
Overview of the Reverse Stock Split
Following the capital repayment, all outstanding ordinary shares will be consolidated at a ratio of 8 for 9, which will result in a change in nominal value per share to EUR 0.09 per share.
The capital repayment and reverse stock split is subject to shareholder approval and amendment of ASML’s articles of association, and is expected to be implemented before the end of September 2007.
Adjustments to the Conversion Price of the Notes
Both the capital repayment and the reverse stock split will likely result in adjustments to the Conversion Price of the Notes. These adjustments are described below. For a complete description of the provisions that provide for an adjustment of the Conversion Price, see the terms and conditions of the Notes (the “Terms and Conditions”).
Adjustment as a result of the capital repayment.
The capital repayment includes a payment to shareholders of EUR 2.04 per ordinary share. Based on the current trading price of ASML’s ordinary shares, this is likely to result in an adjustment to the Conversion Price of the bonds pursuant to Clause 5(12)(a)(C) of the Terms and Conditions, which provides for an adjustment of the Conversion Price in the event of certain distributions representing in excess of 5% of ASML’s market capitalization on the trading day immediately prior to the payment date of the distribution. In the event that an adjustment results from the capital repayment, pursuant to Clause 5(12)(b)(D) of the Terms and Conditions the Conversion Price would be adjusted downwards to the extent that the distribution exceeds 5% of market capitalization on the day prior to payment. Pursuant to the Terms and Conditions, there is no adjustment for the first 5% of a distribution that triggers an adjustment pursuant to Clause 5(12)(a)(C).

Adjustment as a result of the reverse stock split.
After the capital remittance, ASML will implement a 8 for 9 reverse stock split, which will include a corresponding change in the nominal value of per share to EUR 0.09 per share. The reverse stock split will trigger an adjustment of the Conversion Price pursuant to Clause 5(12)(a)(A) of the Terms and Conditions, which provides for an adjustment of the Conversion Price in the event of an alteration to the nominal value of the Ordinary Shares as a result of consolidation or subdivision of the Ordinary Shares. The adjustment, which is set forth in Clause 5(12)(b)(A) of the Terms and Conditions, will result in an increase in the Conversion Price to reflect the decrease in the amount of shares outstanding: the Conversion Price will be reduced by multiplying the Conversion Price in effect prior to occurrence of the reverse stock split (which would have been reduced pursuant to the adjustment resulting from the capital repayment) by a fraction the numerator of which is the number of shares outstanding prior to the reverse stock split and the denominator of which is the number of shares outstanding after the reverse stock split.
Combined effect of both adjustments.
In light of the adjustments described above, ASML would like to advise holders of the Notes that:
•	Any adjustments to the Conversion Price as a result of the capital repayment and reverse stock split are not expected to occur before September 2007. ASML will announce the precise dates of these events in due course prior to the time they become effective; and
•	It is likely that the two adjustments to the Conversion Price, resulting from the capital repayment and reverse stock split, will result in the Conversion Price being adjusted upwards from the current Conversion Price of EUR 14.30 per share. The reason for this is that, with respect to the capital repayment, only distributions exceeding 5% of market capitalization will be recognized for Conversion Price adjustment purposes.
Investor Relations Contacts
Craig DeYoung – Investor Relations – +1 408 383 4005 – Tempe, Arizona
Franki D’Hoore – Investor Relations – +31 40 268 6494 – Veldhoven, the Netherlands

Bank Contacts
Julian Hall – ABN AMRO Bank – +44 207 678 1495– London, United Kingdom
Forward looking statements
“Safe Harbor” Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product demand and industry capacity, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, shareholder approval of the capital repayment and other risks indicated in filings with the U.S. Securities and Exchange Commission.